Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

March 17, 2011
VIA EDGAR
United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Robert Benton

Re:	Yucheng Technologies Limited
Form 20-F for the fiscal year ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed February 18, 2011
File No. 1-33134

Dear Mr. Benton:

The company, Yucheng Technologies Limited, requests an extension of the response date to the letter of the Staff of the SEC dated March 2, 2011. The date requested is March 25, 2011.

For future communications, please direct correspondence to Mr. Steve Dai, the Chief Financial Officer.  To contact Mr. Dai, his fax number is 011-86-105-913-7800, his telephone number is 011-86 10 5913-7998 and his email is sdai@yuchengtech.com.  It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349, Fax 212-754-0330 and email ahudders@golenbock.com.

Thank you very much.

Sincerely

/S/ Steve Dai

Steve Dai,
Chief Financial Officer